UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: June 28, 2009 Estimated average burden hours per response 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Flotek Industries, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

343389102

(CUSIP Number)

August 21, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Investors, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,427,753
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,427,753

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,427,753

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 7.8%

12. Type of Reporting Person (See Instructions) OO, IA

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Investors

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,427,753
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,427,753

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,427,753

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 7.8%

12. Type of Reporting Person (See Instructions) CO, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

William Leland Edwards

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,427,753
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,427,753

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,427,753

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 7.8%

12. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Global Energy Master Fund, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 647,019
7. Sole Dispositive Power 0
8. Shared Dispositive Power 647,019

9. Aggregate Amount Beneficially Owned by Each Reporting Person 647,019

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 3.5%

12. Type of Reporting Person (See Instructions) PN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Global Energy Fund, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 633,820
7. Sole Dispositive Power 0
8. Shared Dispositive Power 633,820

9. Aggregate Amount Beneficially Owned by Each Reporting Person 633,820

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 3.4%

12. Type of Reporting Person (See Instructions) PN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Small Cap Master Fund, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 746,340
7. Sole Dispositive Power 0
8. Shared Dispositive Power 746,340

9. Aggregate Amount Beneficially Owned by Each Reporting Person 746,340

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 4.1%

12. Type of Reporting Person (See Instructions) PN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Small Cap Fund, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 697,604
7. Sole Dispositive Power 0
8. Shared Dispositive Power 697,604

9. Aggregate Amount Beneficially Owned by Each Reporting Person 697,604

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 3.8%

12. Type of Reporting Person (See Instructions) PN

Item 1.

(a) Name of Issuer

Flotek Industries, Inc.

(b) Address of Issuer's Principal Executive Offices

7030 Empire Central Dr., Houston, TX 77040

Item 2.

(a) The names of the persons filing this statement are:

Palo Alto Investors, LLC ("PAI")

Palo Alto Investors

William Leland Edwards

Palo Alto Global Energy Master Fund, L.P. ( "Global Energy Master")
________________________________________________________________________

Palo Alto Global Energy Fund, L.P. ("Global Energy")
________________________________________________________________________

Palo Alto Small Cap Master Fund, L.P. ("Small Cap Master")
________________________________________________________________________

Palo Alto Small Cap Fund, L.P. ( "Small Cap")

________________________________________________________________________
 (collectively, the "Filers").

(b) The principal business office of the Filers except for Global Energy Master and Small Cap Master is located at:

470 University Avenue, Palo Alto, CA 94301

The principal business office of Global Energy Master and Small Cap Master is located at:
Citco Fund Services (Bermuda) Limited, Washington Mall West, 2nd Floor
7 Reid Street, Hamilton HM 11, Bermuda

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 343389102

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ x ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to PAI).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ x ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to Palo Alto Investors and Mr. Edwards).

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]. *

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

PAI is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No client, other than Global Energy Master, Global Energy, Small Cap Master and Small Cap, separately holds more than five percent of the outstanding Stock. Global Energy holds shares of the Stock indirectly as a limited partner of Global Energy Master and Small Cap holds shares of the Stock indirectly as a limited partner of Small Cap Master. PAI is the general partner and investment adviser of Global Energy Master, Global Energy, Small Cap Master and Small Cap, and other investment limited partnerships, and the investment adviser to other investment funds. Palo Alto Investors is the manager of PAI. Mr. Edwards is the controlling shareholder and President of Palo Alto Investors.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

The Filers are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Each of Mr. Edwards, PAI and Palo Alto Investors disclaims beneficial ownership of the Stock except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of Global Energy Master, Global Energy and Small Cap should not be construed as an admission that any of them is, and each of them disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by this Schedule 13G.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

Certification of Palo Alto Investors, PAI and Mr. Edwards:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of Global Energy Master, Global Energy, Small Cap Master and Small Cap:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Joint Filing Agreement, previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2007
PALO ALTO INVESTORS By: /s/ William L. Edwards, President	PALO ALTO INVESTORS, LLC By: Palo Alto Investors, Manager By: /s/ William L. Edwards, President
/s/ William L. Edwards	PALO ALTO GLOBAL ENERGY MASTER FUND, L.P. By: Palo Alto Investors, LLC General Partner By: Palo Alto Investors, Manager By: /s/ William L. Edwards, President
PALO ALTO GLOBAL ENERGY FUND, L.P. By: Palo Alto Investors, LLC General Partner By: Palo Alto Investors, Manager By: /s/ William L. Edwards, President	PALO ALTO SMALL CAP FUND, L.P. By: Palo Alto Investors, LLC General Partner By: Palo Alto Investors, Manager By: /s/ William L. Edwards, President
PALO ALTO SMALL CAP MASTER FUND, L.P. By: Palo Alto Investors, LLC General Partner By: Palo Alto Investors, Manager By: /s/ William L. Edwards, President

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